Exhibit 99.1

WARRANT PURCHASE AGREEMENT

THIS WARRANT PURCHASE AGREEMENT (this “Agreement”) is made as of the 21st day of June, 2015, by and between RiT TECHNOLOGIES LTD. (the “Company”), a company organized under the laws of the State of Israel, with its principal offices at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and INVENCOM TECHNOLOGIES LTD. (the “Purchaser”), a company organized under the laws of Israel, located at 11 Nachal Shikma Street, Modiin 7175404, Israel.

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act (as defined below) and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, for a purchase price of US$ 954,660 (the "Purchase Price", which reflects a price per warrant of $ 0.15911), a warrant substantially in the form attached as Exhibit A hereto (the "Warrant") to purchase up to 6,000,000 ordinary shares of the Company, par value NIS 0.8 per share (the “Ordinary Shares”).

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Company and the Purchaser agree as follows:

SECTION 1.  Agreement to Sell and Purchase the Warrant. At the Closing (as defined below), the Purchaser shall purchase from the Company, and the Company shall issue and sell to the Purchaser, the Warrant, which Warrant shall be free from preemptive rights and similar rights of third parties. Subject to the terms and conditions of this Agreement, the Company has authorized the issuance and sale of the Warrant.

SECTION 2.  Closing. The completion of the transactions contemplated hereunder (the “Closing”), including the delivery by the Company to the Purchaser of the Warrant and the transfer by the Investor to the Company of the Purchase Price by wire transfer to an account indicated by the Company, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed until all such transactions have been completed), shall occur, as agreed to by the parties hereto, following the date that the conditions for the Closing set forth below have been satisfied or waived by the appropriate party, but not later than July 8, 2015 (the “Closing Date”).

SECTION 3. Closing Conditions.

3.1 Company Closing Conditions. The Company’s obligation to consummate the transaction hereunder at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company:

(i)  each of the representations and warranties of the Purchaser made herein are accurate as of the Closing, provided however, that representations and warranties that are made as of a particular date or period shall be accurate only as of such date or period;

(ii) the fulfillment of those undertakings of the Purchaser to be fulfilled at or prior to the Closing;

(iii) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby, and

(iv) the Company's shareholders approved the transaction contemplated hereunder in accordance with Section 275 of the Companies Law (the "Shareholder Approval").

3.2 Purchaser Closing Conditions. The Purchaser’s obligation to consummate the transaction hereunder shall be subject to the following conditions, any one or more of which may be waived by the Purchaser:

(i) each of the representations and warranties of the Company made herein are accurate as of the Closing, provided however, that representations and warranties that are made as of a particular date or period shall be accurate only as of such date or period;

(ii) the fulfillment in all material respects of those undertakings of the Company to be fulfilled at or prior to the Closing;

(iii) the Company shall have delivered to the Purchaser evidence satisfactory to the Purchaser that notification to list the Ordinary Shares underlying the Warrants (the "Warrant Shares") on the NASDAQ has been filed;

(iii) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby; and

(iv) the Company has obtained the Shareholder Approval.

SECTION 4. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, the Purchaser that the representations, warranties and statements contained in this Section 4 are true and correct as of the date hereof.

4.1 Organization and Qualification. The Company has been duly incorporated and is validly existing under the laws of the State of Israel.

4.2 Reporting Company. The Company is subject to the reporting requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations of the Securities and Exchange Commission (the “Commission”) thereunder (the “1933 Act Rules and Regulations”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission thereunder (the “1934 Act Rules and Regulations” and, together with the 1933 Act Rule and Regulations, the “Rules and Regulations”).

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4.3 Issuance, Sale and Delivery of the Warrant. The Warrant has been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable. No preemptive rights or other rights of third parties to subscribe for or purchase any warrant or Ordinary Shares of the Company exist with respect to the issuance and delivery of the Warrant by the Company pursuant to this Agreement, which have not been waived or complied with. No further approval or authority of the shareholders or the Board of Directors of the Company will be required for the issuance and delivery of the Warrant to be delivered by the Company as contemplated herein.

4.4 Due Execution, Delivery and Performance of the Agreement. The Company has full legal right, corporate power and authority to enter into this Agreement and, subject to obtaining the Shareholder Approval, perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company. Subject to obtaining the Shareholder Approval, this Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and the application of equitable principles relating to the availability of remedies, and may be limited by Israeli, federal or state securities law or the public policy underlying such laws. The execution and, subject to obtaining the Shareholder Approval,  performance, of this Agreement by the Company and the consummation of the transactions herein contemplated will not violate (i) any provision of the Articles of Association or Memorandum of Association of the Company or (ii) any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Company, and in each case that would have a material adverse effect on the Company.

4.5 Offering Materials. Each of the Company, its officers and directors has not distributed and will not distribute prior to the Closing Date any offering material, including any “free writing prospectus” (as defined in Rule 405 promulgated under the Securities Act), in connection with the offering and delivery of the Warrant.

4.6 Integration; Other Issuances of Securities. Neither the Company nor its subsidiaries or any affiliates, nor any Person acting on its or their behalf, has issued any Ordinary Shares or shares of any series of preferred stock or other securities or instruments convertible into, exchangeable for or otherwise entitling the holder thereof to acquire Ordinary Shares which would be integrated with the sale of the Warrant and the issuance of any Warrant Shares to Purchaser for purposes of the Securities Act. Assuming the accuracy of the representations and warranties of the Purchaser, the offer and sale of the Warrant  by the Company to the Purchaser pursuant to this Agreement will be exempt from the registration requirements of the Securities Act.

4.7 No Defaults or Consents. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of any of the transactions contemplated hereby and thereby (including, without limitation, the issuance and sale by the Company of the Warrant) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, except such defaults that individually or in the aggregate would not cause a material adverse effect, or require any consent or waiver under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other material agreement or instrument to which the Company or any of its subsidiaries is a party or by which either the Company or its subsidiaries or any of its or their respective properties or businesses is bound, or any material franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, except for such consents or waivers which have already been obtained or will be obtained prior to the Closing.

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SECTION 5. Representations, Warranties and Covenants of the Purchaser. The Purchaser represents and warrants to, and covenants with, the Company that:

5.1 Experience. (i) The Purchaser is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Warrant, including investments in securities issued by the Company and comparable entities, and the Purchaser has undertaken an independent analysis of the merits and the risks of an investment in the Warrant, based on the Purchaser’s own financial circumstances; (ii) the Purchaser has had the opportunity to request, receive, review and consider all information it deems relevant in making an informed decision to purchase the Warrant and to ask questions of, and receive answers from, the Company concerning such information; (iii) the Purchaser is acquiring the Warrant in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of the Warrant or the Warrant Shares or any arrangement or understanding with any other persons regarding the distribution of the Warrant or the Warrant Shares (this representation and warranty not limiting the Purchaser’s right to sell pursuant to the Registration Statement (as such term is defined in Section 7 below) or in compliance with the Securities Act and the Rules and Regulations, or, other than with respect to any claims arising out of a breach of this representation and warranty, the Purchaser’s right to indemnification under Section 7.3); (iv) the Purchaser understands that the Warrant and the Warrant Shares are "restricted securities" and that it will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Warrant or any Warrant Shares, nor will the Purchaser engage in any short sale that results in a disposition of any of the Warrant or any Warrant Shares by the Purchaser, except in compliance with the Securities Act and the Rules and Regulations and any applicable state securities or “blue sky” laws, including the laws of the State of Israel, if applicable; (v) the Purchaser has, in connection with its decision to purchase the Warrant and any Warrant Shares, relied solely upon the representations and warranties of the Company contained herein; (vi) the Purchaser has had an opportunity to discuss this investment with representatives of the Company and ask questions of them; and (vii) the Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act.

5.2 Reliance on Exemptions. The Purchaser understands that the Warrant is being offered and sold to it, and the Warrant Shares may be issued by it, in reliance upon specific exemptions from the registration requirements of the Securities Act, the Rules and Regulations and state securities or “blue sky” laws and that the Company is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Warrant and any Warrant Shares.

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5.3 Investment Decision. The Purchaser understands that nothing in this Agreement or any other materials presented to the Purchaser in connection with the purchase and sale of the Warrant constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Warrant. The Purchaser is not purchasing the Warrant as a result of any advertisement, article, notice or other communication regarding the Warrant published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

5.4 Risk of Loss. The Purchaser understands that its investment in the Warrant involves a significant degree of risk, including a risk of total loss of the Purchaser’s investment, and the Purchaser has full cognizance of and understands all of the risk factors related to the Purchaser’s purchase of the Warrant. The Purchaser understands that the market price of the Ordinary Shares has been volatile and that no representation is being made as to the future value of the Ordinary Shares.

5.5 Legend. The Purchaser understands that, at all times until such time as the legend may be removed as reasonably determined by the Company, the Warrant and the Warrant Shares will bear a restrictive legend in substantially the form in the Warrant.

5.6 Organization; Validity; Enforcement. The Purchaser further represents and warrants to, and covenants with, the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, (ii) the making and performance of this Agreement by the Purchaser and the consummation of the transactions herein contemplated will not violate any provision of the organizational documents of the Purchaser or conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Purchaser, (iii) upon the execution and delivery of this Agreement, this Agreement shall constitute a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or the enforcement of creditor’s rights and the application of equitable principles relating to the availability of remedies, and may be limited by federal or state securities laws or the public policy underlying such laws and (iv) there is not in effect any order enjoining or restraining the Purchaser from entering into or engaging in any of the transactions contemplated by this Agreement.

5.7 Short Sales. Since the time the Purchaser was first contacted about the offering of the Warrant and the transactions contemplated hereby, the Purchaser has not taken, and prior to the public announcement of the transaction to be made after the Closing the Purchaser shall not take, any action that has caused or will cause the Purchaser to have, directly or indirectly, sold or agreed to sell any Ordinary Shares or any warrant to purchase Ordinary Shares listed by the Company on the Nasdaq Capital Market (a "Public Warrant"), effected any short sale, whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act with respect to the Ordinary Shares or a Public Warrant, granted any other right (including, without limitation, any put or call option) with respect to the Ordinary Shares or a Public Warrant or with respect to any security that includes, relates to or derived any significant part of its value from the Ordinary Shares or a Public Warrant.

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5.8 Disclosure. The Purchaser acknowledges and agrees that the Company does not make nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4.

SECTION 6.  Survival of Agreement; Non-Survival of Company Representations and Warranties. Notwithstanding any investigation made by any party to this Agreement, all covenants and agreements made by the Company and the Purchaser herein and in the Warrant delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Purchaser of the Warrant being purchased and the payment therefor. All representations and warranties, made by the Company and the Purchaser herein and in the Warrant delivered pursuant hereto shall survive for a period of one year following the Closing.

SECTION 7.   Broker’s Fee. Each of the parties hereto represents that, on the basis of any actions and agreements by it, there are no brokers or finders entitled to compensation in connection with the sale of the Warrant to the Purchaser.

SECTION 8.  Independent Nature of Purchaser’s Obligations and Rights. The decision of the Purchaser to purchase the Warrant pursuant to the Agreement has been made by the Purchaser independently. The Purchaser acknowledges that no other person has acted as agent for the Purchaser in connection with making its investment hereunder.

SECTION 9.  Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, e-mail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be deemed given on the earliest of (a) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth below prior to 5:00 p.m. (Israel time) on a Trading Day (as defined below), (b) two Trading Days after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:00 p.m. (Israel time) on any Trading Day, (c) the second Trading Day following the date of mailing (fifth Trading Day if sent internationally), if sent by a nationally recognized overnight courier service in the United States, or (d) upon actual receipt by the party to whom such notice is required to be given, and shall be delivered as addressed as follows:

if to the Company, to:

RiT Technologies Ltd.
24 Raoul Wallenberg Street,
Tel Aviv 69719, Israel Attention: CFO
Facsimile: 972-77-2707210
With a copy by E-mail: erane@rittech.com

with a copy (which shall not constitute a notice) to:

Goldfarb Seligman & Co.
Electra Tower, 98 Yigal Alon Street
Tel Aviv 6789141, Israel
Attention: Ido Zemach, Adv.
Facsimile: +972-3-521-2268
E-mail: Ido.Zemach@goldfarb.com

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or to such other person at such other place as the Company shall designate to the Purchaser in writing; and

if to the Purchaser, at its address as set forth in the beginning of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

“Trading Day” means (i) a day on which the Ordinary Shares are traded on a Trading Market (as defined below), or (ii) if the Ordinary Shares are not listed on a Trading Market, a day on which the Ordinary Shares traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Ordinary Shares are not quoted on any Trading Market, a day on which the Ordinary Shares are quoted in the over-the-counter market as reported by Bloomberg (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Ordinary Shares are not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Ordinary Shares are listed or quoted for trading on the date in question.

SECTION 10.  Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon the Purchaser, each future holder of the Shares, and the Company.

SECTION 11.  Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

SECTION 12. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

SECTION 13.  Governing Law; Venue. This Agreement is to be construed in accordance with and governed by the laws of Israel. Each of the Company and the Purchaser submits to the nonexclusive jurisdiction of competent courts in Tel Aviv, Israel, in accordance with its dispute resolution rules and procedures for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Company and the Purchaser irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

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SECTION 14.  Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Facsimile signatures shall be deemed original signatures.

SECTION 15.  Entire Agreement. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

SECTION 16.  Fees and Expenses. Except as set forth herein, each of the Company and the Purchaser shall pay its respective fees and expenses related to the transactions contemplated by this Agreement.

SECTION 17.  Parties. This Agreement is made solely for the benefit of and is binding upon the Purchaser and the Company and to the extent provided in Section 7.3, any person controlling the Company or the Purchaser, the officers and directors of the Company, and their respective executors, administrators, successors and assigns and subject to the provisions of Section 7.3, no other person shall acquire or have any right under or by virtue of this Agreement. The term “successor and assigns” shall not include any subsequent purchaser of the Warrant or the Warrant Shares sold to the Purchaser pursuant to this Agreement.

SECTION 18.  Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurance as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

SECTION 19.  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words "include" and "including" and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation".

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(d) Except as otherwise indicated, all references in this Agreement to "Sections", "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. The term “Business Day” means any day other than Saturday, or other day on which commercial banks in Israel are authorized or required by law to remain closed.

IN WITNESS WHEREOF, the parties have caused this Warrant Purchase Agreement to be executed by their duly authorized representatives as of the day and year first above written:

THE PURCHASER INVENCOM TECHNOLOGIES LTD. By: /s/ Genrietta Anisimov Genrietta Anisimov, Director

THE COMPANY RiT TECHNOLOGIES LTD. By: /s/ Motti Hania Motti Hania, President & CEO;	By: /s/ Eran Erov Eran Erov, VP Finance

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Exhibit A

Form of Warrant

THE REGISTERED HOLDER OF THIS PURCHASE WARRANT BY ITS ACCEPTANCE HEREOF AGREES THAT IT WILL NOT SELL, TRANSFER OR ASSIGN THIS PURCHASE WARRANT EXCEPT AS HEREIN PROVIDED.

THIS PURCHASE WARRANT IS VOID AFTER 5:00 P.M., EASTERN TIME, NOVEMBER 27, 2018.

PURCHASE WARRANT

For the Purchase of 6,000,000 Ordinary Shares

of

RIT TECHNOLOGIES, LTD.

1.             Purchase Warrant. THIS CERTIFIES THAT, in consideration of funds duly paid by or on behalf of Invencom Technologies Ltd. (“Holder”), as registered owner of this Purchase Warrant, to RiT Technologies Ltd., a company formed under the laws of the State of Israel (the “Company”), Holder is entitled, at any time or from time to time from July 8, 2015 (the “Commencement Date”), and at or before 5:00 p.m., Eastern time, November 27, 2018 (the ”Expiration Date”), but not thereafter, to subscribe for, purchase and receive, in whole or in part, up to 6,000,000 (Six Million) ordinary shares of the Company, par value NIS 0.80 per share (the “Shares”), subject to adjustment as provided in Section 6 hereof. If the Expiration Date is a day on which banking institutions are authorized by law to close, then this Purchase Warrant may be exercised on the next succeeding day which is not such a day in accordance with the terms herein. This Purchase Warrant is initially exercisable at $2.50 per Share; subject to adjustment pursuant to Section 6 hereof. The term “Exercise Price” shall mean the initial exercise price or the adjusted exercise price, depending on the context.

2.             Exercise.

2.1           Exercise Form. In order to exercise this Purchase Warrant, the exercise form attached hereto must be duly executed and completed and delivered to the Company, together with this Purchase Warrant and payment of the Exercise Price for the Shares being purchased payable in cash by wire transfer of immediately available funds to an account designated by the Company or by certified check or official bank check. If the subscription rights represented hereby shall not be exercised at or before 5:00 p.m., Eastern time, on the Expiration Date, this Purchase Warrant shall become and be void without further force or effect, and all rights represented hereby shall cease and expire.

2.2           Cashless Exercise.  If at any time after the Commencement Date there is no effective registration statement registering, or no current prospectus available for, the resale of the Shares by the Holder, then in lieu of exercising this Purchase Warrant by payment of cash or check payable to the order of the Company pursuant to Section 2.1 above, Holder may elect to receive the number of Shares equal to the value of this Purchase Warrant (or the portion thereof being exercised), by surrender of this Purchase Warrant to the Company, together with the exercise form attached hereto, in which event the Company shall issue to Holder, Shares in accordance with the following formula:

X	=	Y(A-B)
A

Where,
	X	=	The number of Shares to be issued to Holder;
	Y	=	The number of Shares for which the Purchase Warrant is being exercised;
	A	=	The Fair Market Value of one Share; and
	B	=	The Exercise Price.

For purposes of this Section 2.2, the “Fair Market Value” of a Share is defined as follows:

(i)                if the Company’s ordinary shares are traded on a securities exchange, the Fair Market Value shall be the closing price on such exchange prior to the exercise form being submitted in connection with the exercise of the Purchase Warrant;

(ii)               if the Company’s ordinary shares are actively traded over-the-counter, the Fair Market Value shall be the closing bid prior to the exercise form being submitted in connection with the exercise of the Purchase Warrant; and

(iii)              if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Company’s Board of Directors.

2.3           Legend. Each certificate for the securities purchased under this Purchase Warrant shall bear a legend as follows unless such securities have been registered under the Securities Act of 1933, as amended (the “Securities Act”):

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state law. Neither the securities nor any interest therein may be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption from registration under the Securities Act and applicable state law which, in the opinion of counsel to the Company, is available.”

3.             Transfer.

3.1           General Restrictions. In order to make any permitted assignment, the Holder must deliver to the Company the assignment form attached hereto duly executed and completed, together with the Purchase Warrant and payment of all transfer taxes, if any, payable in connection therewith. Subject to Section 3.2, the Company shall within five (5) Business Days transfer this Purchase Warrant on the books of the Company and shall execute and deliver a new Purchase Warrant or Purchase Warrants of like tenor to the appropriate assignee(s) expressly evidencing the right to purchase the aggregate number of Shares purchasable hereunder or such portion of such number as shall be contemplated by any such assignment.

3.2           Restrictions Imposed by the Securities Act. The securities evidenced by this Purchase Warrant shall not be transferred unless and until: (i) the Company has received the opinion of counsel for the Holder that the securities may be transferred pursuant to an exemption from registration under the Securities Act and applicable state securities laws, the availability of which is established to the reasonable satisfaction of the Company, or (ii) a registration statement or post-effective amendment related to the Registration Statement relating to the offer and sale of such securities has been filed by the Company and declared effective by the U.S. Securities and Exchange Commission (the “Commission”) and compliance with applicable state securities law has been established.

4.             Registration Rights.

4.1           Demand Registration.

4.1.1           Grant of Right. The Company, upon written demand (a “Demand Notice”) of the Holder(s) of at least 51% of the Shares underlying the Purchase Warrants (“Majority Holders”), agrees to register, on two occasions, all or any portion of the Shares underlying the Purchase Warrants (collectively, the “Registrable Securities”). On each such occasion, the Company will file a registration statement with the Commission covering the Registrable Securities within sixty (60) days after receipt of a Demand Notice, and use its reasonable commercial efforts, subject to receipt of necessary information from the Holder, to have the registration statement declared effective within 150 days after the receipt of the Demand Notice (210 days if the registration statement is reviewed by the Commission), but in any event not later than 240 days after receipt of the Demand Notice; provided, however, that the Company shall not be required to comply with a Demand Notice if (A) there is an effective registration statement under the Securities Act covering the Registrable Securities at the time of the Demand Notice, or (B) the Company has filed a registration statement with respect to which the Holder is entitled to piggyback registration rights pursuant to Section 4.2 hereof and either: (i) the Holder has elected to participate in the offering covered by such registration statement or (ii) if such registration statement relates to an underwritten primary offering of securities of the Company, until the offering covered by such registration statement has been withdrawn or until thirty (30) days after such offering is consummated. The demand for registration may be made at any time beginning on the Commencement Date until the Expiration Date. The Company covenants and agrees to give written notice of its receipt of any Demand Notice by any Holder(s) to all other registered Holders of the Purchase Warrants and/or the Registrable Securities within ten (10) days after the date of the receipt of any such Demand Notice.

4.1.2           Terms. The Company shall bear all fees and expenses attendant to the registration of the Registrable Securities pursuant to Section 4.1.1, but the Holders shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holders to represent them in connection with the sale of the Registrable Securities. The Company agrees to use its reasonable best efforts to cause the filing required herein to become effective promptly and to qualify or register the Registrable Securities in such States as are reasonably requested by the Holder(s); provided, however, that in no event shall the Company be required to register the Registrable Securities in a State in which such registration would cause: (i) the Company to be obligated to register or license to do business in such State or submit to general service of process in such State, or (ii) the principal shareholders of the Company to be obligated to escrow their shares of capital stock of the Company. The Company shall cause any registration statement filed pursuant to the demand right granted under Section 4.1.1 to remain effective until the earlier of (i) two years after the effective date of the applicable registration statement, (ii) the date that all of the Registrable Securities have been sold, or (iii) the date the Holders thereof provide an opinion of counsel to the Company that all of the Registrable Securities may be freely traded without registration under the Act under Rule 144 promulgated under the Act ("Rule 144") or otherwise without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144. The Holders shall only use the prospectuses provided by the Company to sell the shares covered by such registration statement, and will immediately cease to use any prospectus furnished by the Company if the Company advises the Holder that such prospectus may no longer be used due to a material misstatement or omission. Notwithstanding the provisions of this Section 4.1.2, the Holder shall be entitled to a demand registration under this Section 4.1.2 on only two (2) occasions and such demand registration right shall terminate on the Expiration Date.

4.2           “Piggy-Back” Registration.

4.2.1           Grant of Right. In addition to the demand right of registration described in Section 4.1 hereof, the Holder shall have the right, until the Expiration Date, to include the Registrable Securities as part of any other registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act or pursuant to Form F-8 or any equivalent form); provided, however, that (A) the Company shall not be required to include such Registrable Securities as part of any such registration of securities filed by the Company if there is an effective registration statement under the Securities Act covering the Registrable Securities at the time of effectiveness of such registration of securities filed by the Company or such securities are eligible for resale pursuant to Rule 144, and (B) if, solely in connection with any primary underwritten public offering for the account of the Company, the managing underwriter(s) thereof shall, in its reasonable discretion, impose a limitation on the number of ordinary shares which may be included in the Registration Statement because, in such underwriter(s)’ judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such Registration Statement only such limited portion of the Registrable Securities with respect to which the Holder requested inclusion hereunder as the underwriter shall reasonably permit. Any exclusion of Registrable Securities shall be made pro rata among the Holders seeking to include Registrable Securities in proportion to the number of Registrable Securities sought to be included by such Holders; provided, however, that the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities, the holders of which are not entitled to inclusion of such securities in such Registration Statement or are not entitled to pro rata inclusion with the Registrable Securities.

4.2.2           Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities pursuant to Section 4.2.1 hereof, but the Holders shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holders to represent them in connection with the sale of the Registrable Securities. In the event of such a proposed registration, the Company shall furnish the then Holders of outstanding Registrable Securities with not less than thirty (30) days written notice prior to the proposed date of filing of such registration statement. Such notice to the Holders shall continue to be given for each registration statement filed by the Company until such time as all of the Registrable Securities have been sold by the Holder. The holders of the Registrable Securities shall exercise the “piggy-back” rights provided for herein by giving written notice within ten (10) days of the receipt of the Company’s notice of its intention to file a registration statement. Except as otherwise provided in this Purchase Warrant, there shall be no limit on the number of times the Holder may request registration under this Section 4.2.2; provided, however, that such registration rights shall terminate on the Expiration Date.

4.3           General Terms.

4.3.1           Indemnification.

   (a) General. The Company shall indemnify the Holder(s) of the Registrable Securities to be sold pursuant to any registration statement hereunder and each person, if any, who controls such Holders within the meaning of Section 15 of the Securities Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, arising from any untrue statement or alleged untrue statement of a material fact contained in such registration statement or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information provided by the applicable Holder. The Holder(s) of the Registrable Securities to be sold pursuant to such registration statement, and their successors and assigns, shall severally, and not jointly, indemnify the Company and its directors and its officers, against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Securities Act, the Exchange Act or otherwise, arising from but only with respect to untrue statements or omissions, or alleged untrue statements or omissions made in the registration statement in reliance upon, and in strict conformity with,  information furnished by or on behalf of such Holders, or their successors or assigns, in writing, for specific inclusion in such registration statement.

   (b) Procedure. If any action is brought against a party to be indemnified hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the indemnifying party hereunder (an "Indemnifying Party") in writing of the institution of such action and the Indemnifying Party shall assume the defense of such action, including the employment and fees of counsel (subject to the reasonable approval of the Indemnified Party) and payment of actual expenses. Such Indemnified Party shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the employment of such counsel at the expense of the Indemnifying Party shall have been authorized in writing by the Indemnifying Party in connection with the defense of such action, or (ii) the Indemnifying Party shall not have employed counsel to have charge of the defense of such action, or (iii) such Indemnified Party or Indemnified Parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party or Indemnified Parties), in any of which events the reasonable fees and expenses of not more than one additional firm of attorneys selected by the Indemnified Party (in addition to local counsel) shall be borne by the Indemnifying Party. Notwithstanding anything to the contrary contained herein, if any Indemnified Party shall assume the defense of such action as provided above, the Indemnifying Party shall have the right to approve the terms of any settlement of such action, which approval shall not be unreasonably withheld

4.3.2           Exercise of Purchase Warrants. Nothing contained in this Purchase Warrant shall be construed as requiring the Holder(s) to exercise their Purchase Warrants prior to or after the initial filing of any registration statement or the effectiveness thereof.

4.3.3           Documents Delivered to Underwriters. The Company shall furnish to each Holder that is deemed to be an underwriter participating in any of the offerings described in Sections 4.1 and 4.2 above and to each underwriter of any such offering, if any, a signed counterpart, addressed to such Holder or underwriter, of: (i) an opinion of counsel to the Company, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, an opinion dated the date of the closing under any underwriting agreement related thereto), and (ii) a “cold comfort” letter dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter dated the date of the closing under the underwriting agreement) signed by the independent registered public accounting firm which has issued a report on the Company’s financial statements included in such registration statement, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants’ letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities. The Company shall also deliver promptly to each Holder participating in the offering requesting the correspondence and memoranda described below and to the managing underwriter, if any, copies of all correspondence between the Commission and the Company, its counsel or auditors and all memoranda relating to discussions with the Commission or its staff with respect to the registration statement and permit each Holder and underwriter to do such investigation, upon reasonable advance notice, with respect to information contained in or omitted from the registration statement as it deems reasonably necessary to comply with applicable securities laws or rules of FINRA. Such investigation shall include access to books, records and properties and opportunities to discuss the business of the Company with its officers and independent auditors, all to such reasonable extent and at such reasonable times as any such Holder shall reasonably request.

4.3.4           Underwriting Agreement. The Company shall enter into an underwriting agreement with the managing underwriter(s), if any, selected by any Holders whose Registrable Securities are being registered pursuant to Section 4.1, which managing underwriter shall be reasonably satisfactory to the Company. Such agreement shall be reasonably satisfactory in form and substance to the Company, each Holder and such managing underwriters, and shall contain such representations, warranties and covenants by the Company and such other terms as are customarily contained in agreements of that type used by the managing underwriter. The Holders shall be parties to any underwriting agreement relating to an underwritten sale of their Registrable Securities and may, at their option, require that any or all the representations, warranties and covenants of the Company to or for the benefit of such underwriters shall also be made to and for the benefit of such Holders. Such Holders shall not be required to make any representations or warranties to or agreements with the Company or the underwriters except as they may relate to such Holders, their Shares and their intended methods of distribution.

4.3.5           Documents to be Delivered by Holder(s). Each of the Holder(s) participating in any of the foregoing offerings shall furnish to the Company a completed and executed questionnaire provided by the Company requesting information customarily sought of selling security holders.

4.3.6           Damages. Should the Company fail to comply with Sections 4.1 or 4.2, the Holder(s) shall, in addition to any other legal or other relief available to the Holder(s), be entitled to obtain specific performance or other equitable (including injunctive) relief against the threatened breach of such provisions or the continuation of any such breach, without the necessity of proving actual damages and without the necessity of posting bond or other security.

5.             New Purchase Warrants to be Issued.

5.1           Partial Exercise or Transfer. Subject to the restrictions in Section 3 hereof, this Purchase Warrant may be exercised or assigned in whole or in part. In the event of the exercise or assignment hereof in part only, upon surrender of this Purchase Warrant for cancellation, together with the duly executed exercise or assignment form and funds sufficient to pay any Exercise Price and/or transfer tax if exercised pursuant to Section 2.1 hereto, the Company shall cause to be delivered to the Holder without charge a new Purchase Warrant of like tenor to this Purchase Warrant in the name of the Holder evidencing the right of the Holder to purchase the number of Shares purchasable hereunder as to which this Purchase Warrant has not been exercised or assigned.

5.2           Lost Certificate. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Purchase Warrant and of reasonably satisfactory indemnification or the posting of a bond, the Company shall execute and deliver a new Purchase Warrant of like tenor and date. Any such new Purchase Warrant executed and delivered as a result of such loss, theft, mutilation or destruction shall constitute a substitute contractual obligation on the part of the Company.

6.             Adjustments.

6.1           Adjustments to Exercise Price and Number of Securities. The Exercise Price and the number of Shares underlying the Purchase Warrant shall be subject to adjustment from time to time as hereinafter set forth:

6.1.1           Share Dividends; Split Ups. If, after the date hereof, and subject to the provisions of Section 6.3 below, the number of outstanding Shares is increased by a stock dividend payable in Shares or by a split up of Shares or other similar event, then, on the effective day thereof, the number of Shares purchasable hereunder shall be increased in proportion to such increase in outstanding Shares, and the Exercise Price shall be proportionately decreased.

6.1.2           Aggregation of Shares. If, after the date hereof, and subject to the provisions of Section 6.3 below, the number of outstanding Shares is decreased by a consolidation, combination or reclassification of Shares or other similar event, then, on the effective date thereof, the number of Shares purchasable hereunder shall be decreased in proportion to such decrease in outstanding Shares, and the Exercise Price shall be proportionately increased.

6.1.3           Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Shares other than a change covered by Section 6.1.1 or 6.1.2 hereof or that solely affects the par value of such Shares, or in the case of any share reconstruction or amalgamation or consolidation of the Company with or into another corporation (other than a consolidation or share reconstruction or amalgamation in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Shares), or in the case of any sale or conveyance to another corporation or entity of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Holder of this Purchase Warrant shall have the right thereafter (until the expiration of the right of exercise of this Purchase Warrant) to receive upon the exercise hereof, for the same aggregate Exercise Price payable hereunder immediately prior to such event, the kind and amount of shares of stock or other securities or property (including cash) (collectively, “Consideration”) receivable upon such reclassification, reorganization, share reconstruction or amalgamation, or consolidation, or upon a dissolution following any such sale or transfer, by a Holder of the number of Shares of the Company obtainable upon exercise of this Purchase Warrant immediately prior to such event; and if any reclassification also results in a change in Shares covered by Section 6.1.1 or 6.1.2, then such adjustment shall be made pursuant to Sections 6.1.1, 6.1.2 and this Section 6.1.3. The provisions of this Section 6.1.3 shall similarly apply to successive reclassifications, reorganizations, share reconstructions or amalgamations, or consolidations, sales or other transfers. Notwithstanding the foregoing, in any case covered by this Section 6.1.3 in which the Consideration is solely cash and/or securities registered under the Securities Act on Form F-4 or other appropriate SEC form or which securities are listed for trading on any reputable securities exchange, then the unexercised portion of this Purchase Warrant will (unless it has already expired) be deemed automatically exercised in full (and this Purchase Warrant shall be terminated) in connection with the transaction giving rise to the payment of the Consideration, the resulting Shares shall receive (and be converted into) the applicable per Share Consideration, and any applicable Exercise Price shall be netted against such Consideration in the manner provided for in the applicable transaction agreements.

6.1.4           Changes in Form of Purchase Warrant. This form of Purchase Warrant need not be changed because of any change pursuant to this Section 6.1, and Purchase Warrants issued after such change may state the same Exercise Price and the same number of Shares as are stated in the Purchase Warrants initially issued pursuant to this Agreement. The acceptance by any Holder of the issuance of new Purchase Warrants reflecting a required or permissive change shall not be deemed to waive any rights to an adjustment occurring after the Commencement Date or the computation thereof.

6.2           Substitute Purchase Warrant. In case of any consolidation of the Company with, or share reconstruction or amalgamation of the Company with or into, another corporation (other than a consolidation or share reconstruction or amalgamation which does not result in any reclassification or change of the outstanding Shares), the corporation formed by such consolidation or share reconstruction or amalgamation shall execute and deliver to the Holder a supplemental Purchase Warrant providing that the holder of each Purchase Warrant then outstanding or to be outstanding shall have the right thereafter (until the stated expiration of such Purchase Warrant) to receive, upon exercise of such Purchase Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or share reconstruction or amalgamation, by a holder of the number of Shares of the Company for which such Purchase Warrant might have been exercised immediately prior to such consolidation, share reconstruction or amalgamation, sale or transfer. Such supplemental Purchase Warrant shall provide for adjustments which shall be identical to the adjustments provided for in this Section 6. The above provision of this Section shall similarly apply to successive consolidations or share reconstructions or amalgamations.

6.3           Elimination of Fractional Interests. The Company shall not be required to issue certificates representing fractions of Shares upon the exercise of the Purchase Warrant, nor shall it be required to issue scrip or pay cash in lieu of any fractional interests, it being the intent of the parties that all fractional interests shall be eliminated by rounding any fraction up or down, as the case may be, to the nearest whole number of Shares or other securities, properties or rights.

7.             Reservation and Listing. The Company shall at all times reserve and keep available out of its authorized Shares, solely for the purpose of issuance upon exercise of the Purchase Warrants, such number of Shares or other securities, properties or rights as shall be issuable upon the exercise thereof. The Company covenants and agrees that, upon exercise of the Purchase Warrants and payment of the Exercise Price therefor, in accordance with the terms hereby, all Shares and other securities issuable upon such exercise shall be duly and validly issued, fully paid and non-assessable and not subject to preemptive rights of any shareholder. As long as the Purchase Warrants shall be outstanding, the Company shall use its commercially reasonable efforts to cause all Shares issuable upon exercise of the Purchase Warrants to be listed (subject to official notice of issuance) on all national securities exchanges (or, if applicable, on the OTC Bulletin Board or any successor trading market) on which the Shares may then be listed and/or quoted.

8.             Certain Notice Requirements.

8.1           Holder’s Right to Receive Notice. Nothing herein shall be construed as conferring upon the Holders the right to vote or consent or to receive notice as a shareholder for the election of directors or any other matter, or as having any rights whatsoever as a shareholder of the Company. If, however, at any time prior to the expiration of the Purchase Warrants and their exercise, any of the events described in Section 8.2 shall occur, then, in one or more of said events, the Company shall give written notice of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to such dividend, distribution, conversion or exchange of securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale. Such notice shall specify such record date or the date of the closing of the transfer books, as the case may be. Notwithstanding the foregoing, the Company shall deliver to each Holder a copy of each notice given to the other shareholders of the Company at the same time and in the same manner that such notice is given to the shareholders.

8.2           Events Requiring Notice. The Company shall be required to give the notice described in this Section 8 upon one or more of the following events: (i) if the Company shall take a record of the holders of its Shares for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company, (ii) the Company shall offer to all the holders of its Shares any additional shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, or any option, right or warrant to subscribe therefor, or (iii) a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or share reconstruction or amalgamation) or a sale of all or substantially all of its property, assets and business shall be proposed. The Holder must keep the information provided in such notices confidential unless and until such information becomes publicly disclosed by the Company.

8.3           Notice of Change in Exercise Price. The Company shall, promptly after an event requiring a change in the Exercise Price pursuant to Section 6 hereof, send notice to the Holders of such event and change (“Price Notice”). The Price Notice shall describe the event causing the change and the method of calculating same and shall be certified as being true and accurate by the Company’s Chief Financial Officer.

8.4           Transmittal of Notices. All notices, requests, consents and other communications under this Purchase Warrant shall be in writing and shall be deemed to have been duly made when hand delivered, or mailed by express mail or private courier service: (i) if to the registered Holder of the Purchase Warrant, to the address of such Holder as shown on the books of the Company, or (ii) if to the Company, to the following address or to such other address as the Company may designate by notice to the Holders:

If to the Holder:

Invencom Technologies Ltd.
11 Nachal Shikma Street
Modiin 7175404
Israel
Attention:  Genrieta Anisimov, Director
Fax No: 08-9704250

If to the Company:

RiT Technologies Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719
Israel
Attention:  Eran Erov, VP Finance
Fax No: +972-77-270-7210

with a copy (which shall not constitute notice) to:

Goldfarb Seligman & Co., Law Offices
Electra Tower
98 Yigal Alon Street
Tel Aviv 6789141, Israel
Attention: Ido Zemach
Fax No: 972 (3) 521-2268

9.             Miscellaneous.

9.1           Amendments. This Purchase Warrant may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Holder. Any amendment or waiver effected in accordance with this Section 9.1 shall be binding upon the Holder, each future holder of the Purchase Warrant, and the Company.

9.2           Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Purchase Warrant.

9.3.          Entire Agreement. This Purchase Warrant (together with the other agreements and documents being delivered pursuant to or in connection with this Purchase Warrant) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

9.4           Binding Effect. This Purchase Warrant shall inure solely to the benefit of and shall be binding upon, the Holder and the Company and their permitted assignees, respective successors, legal representative and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Purchase Warrant or any provisions herein contained.

9.5           Governing Law; Submission to Jurisdiction; Trial by Jury.

    9.5.1          This Purchase Warrant is to be construed in accordance with and governed by the laws of Israel. Each of the Company and the Holder submits to the nonexclusive jurisdiction of competent courts in Tel Aviv, Israel, in accordance with its dispute resolution rules and procedures for purposes of all legal proceedings arising out of or relating to this Purchase Warrant and the transactions contemplated hereby. Each of the Company and the Holder irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

    9.5.2          The Company agrees that in any suit (whether in a court in the United States, Israel or elsewhere) seeking enforcement of this Purchase Warrant or provisions of this Purchase Warrant (i) if the plaintiffs therein seek a judgment in either United States dollars or Israeli currency, subject to Israeli foreign currency control regulations, the Company will not interpose any defense or objection to or otherwise oppose judgment, if any, being awarded in such currencies except to the extent that such a judgment would violate the laws of the State of Israel, and (ii) if the plaintiffs therein seek to have any judgment (or any aspect thereof) awarded in New Israeli Shekels linked, for the period from entry of such judgment until actual payment thereof in full has been made, to either or both of the consumer price index of Israel or changes in the New Israeli Shekel-United States dollar exchange rate, the Company will not interpose any defense or objection to or otherwise oppose inclusion of such linkage in any such judgment except to the extent that such a judgment would violate the laws of the State of Israel. The Company agrees that it will not initiate or seek to initiate any action, suit or proceeding, in Israel or in any other jurisdiction other than in the United States, seeking damages in respect of or for the purpose of obtaining any injunction or declaratory judgment against the enforcement of, or a declaratory judgment concerning any alleged breach by the Company or other claim by the Holder, or any person controlling a Holder in respect of this Purchase Warrant or any of the Holder's rights under this Purchase Warrant, including without limitation any action, suit or proceeding challenging the enforceability of or seeking to invalidate in any respect the submission by the Company hereunder to the jurisdiction of the courts or the designation of the laws as the law applicable to this Purchase Warrant, in each case as set forth herein.

    9.5.3          The Company agrees that if any payment of any sum due under this Purchase Warrant from the Company is made to or received by the Holder or any controlling person of any Holder in a currency other than freely transferable United States dollars, whether by judicial judgment or otherwise, the obligations of the Company under this Purchase Warrant shall be discharged only to the extent of the net amount of freely transferable United States dollars that the Holder or such controlling persons, as the case may be, in accordance with normal bank procedures, are able to lawfully purchase with such amount of such other currency. To the extent that the Holder or such controlling persons are not able to purchase sufficient United States dollars with such amount of such other currency to discharge the obligations of the Company to the Holder or such controlling persons, the obligations of the Company shall not be discharged with respect to such difference, and any such undischarged amount will be due as a separate obligation and shall not be affected by payment of or judgment being obtained for any other sums due under or in respect of this Purchase Warrant.

9.6           Waiver, etc. The failure of the Company or the Holder to at any time enforce any of the provisions of this Purchase Warrant shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Purchase Warrant or any provision hereof or the right of the Company or any Holder to thereafter enforce each and every provision of this Purchase Warrant. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Purchase Warrant shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

9.7           Execution in Counterparts. This Purchase Warrant may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto. Such counterparts may be delivered by facsimile transmission or other electronic transmission.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Purchase Warrant to be signed by its duly authorized officer as of the ____ day of _____, 2015.

RiT Technologies Ltd.

By:_________________________________
     Name:
     Title:

[Form to be used to exercise Purchase Warrant]

Date:  __________, 20___

The undersigned hereby elects irrevocably to exercise the Purchase Warrant for ______ shares of ordinary shares, par value NIS 0.80 per share (the “Shares”), of RiT Technologies Ltd., a company formed under the laws of the State of Israel (the “Company”), and hereby makes payment of $____ (at the rate of $____ per Share) in payment of the Exercise Price pursuant thereto. Please issue the Shares as to which this Purchase Warrant is exercised in accordance with the instructions given below and, if applicable, a new Purchase Warrant representing the number of Shares for which this Purchase Warrant has not been exercised.

or

The undersigned hereby elects irrevocably to convert its right to purchase ___ Shares of the Company under the Purchase Warrant for ______ Shares, as determined in accordance with the following formula:

X	=	Y(A-B)
A

Where,
	X	=	The number of Shares to be issued to Holder;
	Y	=	The number of Shares for which the Purchase Warrant is being exercised;
	A	=	The Fair Market Value of one Share which is equal to $_____; and
	B	=	The Exercise Price which is equal to $______ per share

The undersigned agrees and acknowledges that the calculation set forth above is subject to confirmation by the Company and any disagreement with respect to the calculation shall be resolved by the Company in its sole discretion.

Please issue the Shares as to which this Purchase Warrant is exercised in accordance with the instructions given below and, if applicable, a new Purchase Warrant representing the number of Shares for which this Purchase Warrant has not been converted.

Signature_____________________________________

Signature Guaranteed_________________________

INSTRUCTIONS FOR REGISTRATION OF SECURITIES

Name:__________________________________________
                                      (Print in Block Letters)

Address:______________________________________

                _______________________________________

                ______________________________________

NOTICE: The signature to this form must correspond with the name as written upon the face of the Purchase Warrant without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange.

[Form to be used to assign Purchase Warrant]

ASSIGNMENT

(To be executed by the registered Holder to effect a transfer of the within Purchase Warrant):

FOR VALUE RECEIVED, __________________ does hereby sell, assign and transfer unto the right to purchase ordinary shares, par value NIS 0.80 per share, of RiT Technologies Ltd., a company formed under the laws of the State of Israel (the “Company”), evidenced by the Purchase Warrant and does hereby authorize the Company to transfer such right on the books of the Company.

Dated: __________, 20__

Signature____________________________________________

Signature Guaranteed___________________________________

NOTICE: The signature to this form must correspond with the name as written upon the face of the within Purchase Warrant without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange.